October 15, 2021

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	Supplemental Response

P10, Inc.

Registration Statement on Form S-1/A

Filed October 12, 2021

File No. 333-259823

On behalf of P10, Inc., a Delaware corporation (the “Company”), set forth below are responses (this “Response Letter”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated October 14, 2021 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1/A, File No. 333-259823, filed with the Commission on October 12, 2021 (the “Registration Statement”).

The headings and numbered paragraphs of this Response Letter correspond to the headings and paragraph numbers contained in the Comment Letter, and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italicized print. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Principal and Selling Stockholders, page 165

1.

Please revise to identify which stockholders are the selling stockholders for the 8,500,000 shares of Class A common stock being offered by selling stockholders, as well as the overallotment amount. We note for instance, at page 19, under “The Offering,” the disclosure that there are zero shares of Class A common stock outstanding immediately prior to this offering and there does not appear to be any number of shares listed in the column of Class A Common Stock Beneficially Owned in the selling stockholder table.

The Company acknowledges the Staff’s comment and advises the Staff that in connection with the offering, the Company will effect certain transactions as part of a corporate reorganization, which is more fully described in the Registration Statement under “Organizational Structure—Historical Ownership Structure, the Reorganization and Recent Transactions.” Following the P10 Reorganization (as defined therein), all of the existing stockholders of P10 Holdings, Inc., including all of the selling stockholders, will become the owners of the Class B common stock of the Company. Immediately prior to the offering, there will be no shares of Class A common stock issued and outstanding and 105,655,596 shares of Class B common stock issued and outstanding.

The Company proposes to update certain disclosures in the Registration Statement to provide additional clarity in response to the Staff’s comment. The Company proposes to amend the “Offering— Class A common stock outstanding immediately prior to this offering” by adding the following footnote after “0 shares” in substantially the following form:

October 15, 2021

“Immediately prior to the consummation of this offering, the Company will have no shares of Class A common stock issued and outstanding and 105,655,596 shares of Class B common stock issued and outstanding. In connection with the offering, (i) the Company will issue and sell 11,500,000 shares of Class A common stock and (ii) the selling stockholders will sell 8,500,000 shares of Class B common stock (before giving effect to the exercise of the underwriters’ over-allotment option) which, in accordance with the terms of the Company’s amended and restated certificate of incorporation, will automatically convert on a one-for-one basis into shares of Class A common stock such that investors in this offering will receive Class A common stock.”

The Company will also update the “Principal and Selling Stockholders” section of the Registration Statement in substantially the following form:

“PRINCIPAL AND SELLING STOCKHOLDERS

The beneficial ownership information is presented after giving effect to the reverse stock-split of P10 Holdings, Inc.’s common stock on a 0.7-for-1 basis and the P10 Reorganization (collectively, the “Transactions”). See “Organizational Structure—Historical Ownership Structure, the Reorganization and Recent Transactions.” Immediately prior to the consummation of this offering, the Company will have no shares of Class A common stock issued and outstanding and 105,655,596 shares of Class B common stock issued and outstanding. In connection with the offering, (i) the Company will issue and sell 11,500,000 shares of Class A common stock and (ii) the selling stockholders will sell 8,500,000 shares of Class B common stock (before giving effect to the exercise of the underwriters’ over-allotment option) which, in accordance with the terms of the Company’s amended and restated certificate of incorporation, will automatically convert on a one-for-one basis into shares of Class A common stock such that investors in this offering will receive Class A common stock.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the exchange right described above, held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

PRINCIPAL STOCKHOLDERS

The following table sets forth the total number of shares of Class A common stock and Class B common stock beneficially owned by:

•	each person known to us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

October 15, 2021

•	all directors and executive officers as a group (the “Principal Stockholders”).

As the Class B common stock is automatically convertible at any time into one share of Class A common stock, pursuant to Rule 13d-3 of the Exchange Act, the Principal Stockholders will be the beneficial owner of the same number of shares of Class A common stock as Class B common stock. This table does not reflect beneficial ownership of Class A common stock as a result of beneficial ownership of the Class B common stock. In addition, as the holders of Class B common stock are entitled to ten votes for each share of Class B common stock, the following table also sets forth the voting power of the Principal Stockholders after giving effect to the offering and the exercise of the underwriters’ over-allotment option.

Name of Beneficial Owner	Class A Common Stock Beneficially Owned						Class B Common Stock Beneficially Owned								Combined Voting Power
	After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and this Offering Assuming No Exercise of the Underwriters’ Option		After Giving Effect to the Transactions and this Offering Assuming Full Exercise of the Underwriters’ Option		After Giving Effect to the Transactions and Before this Offering		Shares Offered Assuming No Exercise of the Underwriters’ Option	After Giving Effect to the Transactions and this Offering Assuming No Exercise of the Underwriters’ Option		Additional Shares Offered After Giving Effect to the Transactions and this Offering Assuming Full Exercise of the Underwriters’ Option	After Giving Effect to the Transactions and this Offering Assuming Full Exercise of the Underwriters’ Option		After Giving Effect to the Transactions and this Offering Assuming No Exercise of the Underwriters’ Option		After Giving Effect to the Transactions and this Offering Assuming Full Exercise of the Underwriters’ Option
	Share	%	Share	%	Share	%	Share	%		Share	%		Share	%	Share	%	Share	%
Robert Alpert(1)	—	—	—	—	—	—	14,861,779	14.07%	1,172,884	13,688,895	14.09%	521,498	13,175,068	13.99%	13,688,895	13.81%	13,175,068	13.66%
C. Clark Webb(1)	—	—	—	—	—	—	14,861,779	14.07%	1,172,884	13,688,895	14.09%	521,498	13,175,068	13.99%	13,688,895	13.81%	13,175,068	13.66%
William F. Souder(2)	—	—	—	—	—	—	4,905,274	4.64%	474,540	4,430,734	4.56%	168,795	4,264,422	4.53%	4,430,734	4.47%	4,264,422	4.42%
Robert B. Stewart Jr.	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Travis Barnes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Scott Gwilliam	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Edwin Poston(3)	—	—	—	—	—	—	9,856,769	9.33%	818,016	9,038,753	9.30%	—	8,699,474	9.24%	9,038,753	9.12%	8,699,474	9.02%
Jeff P. Gehl(4)	—	—	—	—	—	—	4,905,274	4.64%	474,540	4,430,734	4.56%	168,795	4,264,422	4.53%	4,430,734	4.47%	4,264,422	4.42%
Amanda Coussens(5)	6,650	0.01%	6,650	0.01%	6,650	0.01%	—	—	—	—	—	—	—	—	—	—	—	—
Nell M. Blatherwick	—	—	—	—	—	—	1,163,963	1.10%	112,603	1,051,360	1.08%	40,053	1,011,896	1.07%	1,051,360	1.06%	1,011,896	1.05%
All executive officers and directors as a group (10 individuals)	6,650	0.01%	6,650	0.01%	6,650	0.01%	35,693,059	33.78%	3,052,583	32,640,476	33.60%	899,141	31,415,282	33.37%	32,640,476	32.92%	31,415,282	32.57%

(1) Shares beneficially owned by 210/P10 Acquisition Partners, LLC (“210/P10”). 210/P10 is managed by its sole member, 210 Capital, LLC (“210 Capital”), which is managed by its members Covenant RHA Partners, L.P. (“RHA Partners”) and CCW/LAW Holdings, LLC (“CCW Holdings”). Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, Inc. (“RHA Investments”), and Robert Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, 210/P10 may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.

(2) Shares beneficially owned by Souder Family LLC. Mr. Souder has the power to direct the affairs of Souder Family LLC as its managing member.

(3) Shares beneficially owned by TrueBridge Colonial Fund, u/a dated 11/15/2015. Mr. Poston has the power to direct the affairs of TrueBridge Colonial Fund, u/a dated 11/15/2015 as its trustee.

(4) Shares beneficially owned by the Jeff P. Gehl Living Trust dated January 25, 2011. Mr. Gehl has the power to direct the affairs of the Jeff P. Gehl Living Trust dated January 25, 2011 as its trustee.

(5) Consists of options to purchase 6,605 shares of Class A common stock exercisable within 60 days of October 12, 2021.

SELLING STOCKHOLDERS

The following table sets forth the total number of shares of Class B common stock beneficially owned by the selling stockholders (i) before the offering, (ii) after giving effect to the sale of shares by the selling stockholders in the offering and (iii) as a result of the exercise of the underwriters’ over-allotment option in full. As the Class B common stock is automatically convertible at any time into one share of Class A common stock, pursuant to Rule 13d-3 of the Exchange Act, the selling stockholders will be the beneficial owner of the same number of shares of Class A common stock as Class B common stock. This table does not reflect beneficial ownership of Class A common stock as a result of beneficial ownership of the Class B common stock. In addition, as the holders of Class B common stock are entitled to ten votes for each share of Class B common stock, the following table also sets forth the voting power of the selling stockholders after giving effect to the offering and the exercise of the underwriters’ over-allotment option. The shares being sold by each selling stockholder are shares of Class A common stock.

	Class B Common Stock Beneficially Owned								Combined Voting Power
	After Giving Effect to the Transactions and Before this Offering		Shares Offered Assuming No Exercise of the Underwriters’ Option	After Giving Effect to the Transactions and this Offering Assuming No Exercise of the Underwriters’ Option		Additional Shares Offered After Giving Effect to the Transactions and this Offering Assuming Full Exercise of the Underwriters’ Option	After Giving Effect to the Transactions and this Offering Assuming Full Exercise of the Underwriters’ Option		After Giving Effect to the Transactions and this Offering Assuming No Exercise of the Underwriters’ Option		After Giving Effect to the Transactions and this Offering Assuming Full Exercise of the Underwriters’ Option
Name of Stockholder	Share	%	Shares Offered	Share	%	Additional Shares Offered	Share	%	Share	%	Share	%
210/P10 Acquisition Partners LLC(1)	14,861,779	14.07%	1,172,884	13,688,895	14.09%	521,498	13,175,068	13.99%	13,688,895	13.81%	13,175,068	13.66%
National Christian Charitable Foundation(2)	293,221	0.28%	293,221	0	0.00%	0	0	0.00%	0	0.00%	0	0.00%
Thomas P. Danis, Jr., as Trustee of the Thomas P. Danis, Jr. Revocable Living Trust dated March 10, 2003, as amended(3)	4,905,274	4.64%	474,540	4,430,734	4.56%	168,795	4,264,422	4.53%	4,430,734	4.47%	4,264,422	4.42%
Jeff P. Gehl as Trustee of the Jeff P. Gehl Living Trust dated January 25, 2011(4)	4,905,274	4.64%	474,540	4,430,734	4.56%	168,795	4,264,422	4.53%	4,430,734	4.47%	4,264,422	4.42%
Charles K. Huebner as Trustee of the Charles K. Huebner Trust dated January 16, 2001(5)	4,905,274	4.64%	474,540	4,430,734	4.56%	168,795	4,264,422	4.53%	4,430,734	4.47%	4,264,422	4.42%
Souder Family LLC(6)	4,905,274	4.64%	474,540	4,430,734	4.56%	168,795	4,264,422	4.53%	4,430,734	4.47%	4,264,422	4.42%
Jon I. Madorsky as Trustee of the Jon I. Madorsky Revocable Trust dated December 1, 2008(7)	4,905,274	4.64%	474,540	4,430,734	4.56%	168,795	4,264,422	4.53%	4,430,734	4.47%	4,264,422	4.42%
David McCoy(8)	3,242,469	3.07%	313,679	2,928,790	3.01%	111,577	2,818,855	2.99%	2,928,790	2.95%	2,818,855	2.92%
Alexander Abell(9)	1,579,665	1.50%	152,818	1,426,847	1.47%	54,358	1,373,289	1.46%	1,426,847	1.44%	1,373,289	1.42%
Michael Feinglass(10)	1,579,665	1.50%	152,818	1,426,847	1.47%	54,358	1,373,289	1.46%	1,426,847	1.44%	1,373,289	1.42%
Andrew Nelson(11)	1,163,963	1.10%	112,603	1,051,360	1.08%	40,053	1,011,896	1.07%	1,051,360	1.06%	1,011,896	1.05%
Nell Blatherwick(12)	1,163,963	1.10%	112,603	1,051,360	1.08%	40,053	1,011,896	1.07%	1,051,360	1.06%	1,011,896	1.05%
Keystone Capital XXX, LLC(13)	10,266,667	9.72%	993,204	9,273,463	9.54%	353,286	8,925,374	9.48%	9,273,463	9.35%	8,925,374	9.25%
Margaret D. Townsend, Trustee of the David G. Townsend Family 2020 Generation-Skipping Trust(14)	1,038,695	0.98%	100,484	938,211	0.97%	35,742	902,994	0.96%	938,211	0.95%	902,994	0.94%
Susan Bradford Gilmore and Rick Wimmer, Trustees of the Martin Paul Gilmore 2020 Irrevocable Trust dated July 23, 2020(15)	871,448	0.82%	84,304	787,144	0.81%	29,987	757,598	0.80%	787,144	0.79%	757,598	0.79%
Thomas H. Westbrook(16)	435,724	0.41%	42,152	393,572	0.41%	14,994	378,799	0.40%	393,572	0.40%	378,799	0.39%
Anne Rollins Westbrook, Trustee of the Thomas H. Westbrook 2012 Irrevocable Trust dated Dec 11, 2012(17)	435,725	0.41%	42,152	393,573	0.41%	14,994	378,800	0.40%	393,573	0.40%	378,800	0.39%
Christopher N. Jones 2014 Revocable Trust dated March 10, 2014(18)	214,410	0.20%	52,500	193,668	0.20%	0	186,398	0.20%	193,668	0.20%	186,398	0.19%
Lucinda Kellam Jones, Trustee of the Jones Family 2020 Descendants’ Trust dated July 31, 2020(19)	525,000	0.50%	0	474,211	0.49%	0	456,411	0.48%	474,211	0.48%	456,411	0.47%
Project Star LLC(20)	1,169,000	1.11%	0	1,169,000	1.20%	0	1,169,000	1.24%	1,169,000	1.18%	1,169,000	1.21%
FPC/P10 Investment, LLC(21)	233,334	0.22%	0	233,334	0.24%	0	233,334	0.25%	233,334	0.24%	233,334	0.24%
MAW Management Co.(22)	120,501	0.11%	11,657	108,844	0.11%	4,146	104,758	0.11%	108,844	0.11%	104,758	0.11%
TrueBridge Colonial Fund, u/a dated 11/15/2015(23)	9,856,769	9.33%	818,016	9,038,753	9.30%	344,344	8,699,474	9.24%	9,038,753	9.12%	8,699,474	9.02%
Triangle Community Foundation(24)	150,050	0.14%	150,050	0	0.00%	0	0	0.00%	0	0.00%	0	0.00%
Alliance Trust Company, Trustee of Mel Williams Irrevocable Trust u/a/d August 12, 2015(25)	9,886,319	9.36%	956,409	8,929,910	9.19%	340,197	8,594,717	9.13%	8,929,910	9.01%	8,594,717	8.91%
TrueBridge Ascent LLC(26)	200,000	0.19%	19,348	180,652	0.19%	6,882	173,871	0.18%	180,652	0.18%	173,871	0.18%
Michael Korengold(27)	166,297	0.16%	16,088	150,209	0.15%	5,723	144,571	0.15%	150,209	0.15%	144,571	0.15%
Korengold Family Associates, LLC(28)	944,427	0.89%	91,365	853,062	0.88%	32,499	821,041	0.87%	853,062	0.86%	821,041	0.85%
MK Note Holdings, LLC(29)	326,600	0.31%	31,596	295,004	0.30%	11,239	283,930	0.30%	295,004	0.30%	283,930	0.29%
APMK Holdings, LLC(30)	155,053	0.15%	15,000	140,053	0.14%	5,336	134,796	0.14%	140,053	0.14%	134,796	0.14%
Shane McCarthy(31)	600,000	0.57%	58,044	541,956	0.56%	20,646	521,613	0.55%	541,956	0.55%	521,613	0.54%
Richard Montgomery(32)	500,000	0.47%	48,370	451,630	0.46%	17,205	434,678	0.46%	451,630	0.46%	434,678	0.45%
Paul Kasper(33)	129,500	0.12%	12,528	116,972	0.12%	4,456	112,581	0.12%	116,972	0.12%	112,581	0.12%
VCPE III(34)	882,234	0.84%	85,348	796,886	0.82%	30,359	766,974	0.81%	796,886	0.80%	766,974	0.80%
Chaparral LLC(35)	276,739	0.26%	26,772	249,967	0.26%	9,523	240,584	0.26%	249,967	0.25%	240,584	0.25%
Trident V, L.P.(36)	802,200	0.76%	77,605	724,595	0.75%	27,604	697,397	0.74%	724,595	0.73%	697,397	0.72%
Trident V Parallel Fund, L.P.(37)	562,660	0.53%	54,432	508,228	0.52%	19,362	489,151	0.52%	508,228	0.51%	489,151	0.51%
Trident V Professionals Fund, L.P.(38)	35,140	0.03%	3,399	31,741	0.03%	1,209	30,550	0.03%	31,741	0.03%	30,550	0.03%
David Huston(39)	10,500	0.01%	1,016	9,484	0.01%	361	9,128	0.01%	9,484	0.01%	9,128	0.01%
Mark Slusar(40)	60,000	0.06%	5,804	54,196	0.06%	2,065	52,162	0.06%	54,196	0.05%	52,162	0.05%
Mark Hood(41)	86,854	0.08%	19,031	86,854	0.09%	1,969	65,854	0.07%	86,854	0.09%	65,854	0.07%

TOTAL SHARES OFFERED			8,500,000			3,000,000

(1)

Shares beneficially owned by 210/P10. 210/P10 is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Robert Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, 210/P10 may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.

(2)	Shares beneficially owned by the National Christian Charitable Foundation, which shares were acquired from a charitable donation by 210/P10.

(3)

Shares beneficially owned by the Thomas P. Danis, Jr. Revocable Living Trust dated March 10, 2003, as amended. Mr. Danis has the power to direct the affairs of Thomas P. Danis, Jr. Revocable Living Trust dated March 10, 2003, as amended as the trustee. The Thomas P. Danis, Jr. Revocable Living Trust dated March 10, 2003, as amended was a member of P10 Intermediate prior to the P10 Reorganization. Mr. Danis is a managing partner and co-founder of RCP Advisors.

(4)	Shares beneficially owned by the Jeff P. Gehl Living Trust dated January 25, 2011. Mr. Gehl has the power to direct the affairs of the Jeff P. Gehl Living Trust dated January 25, 2011 as its trustee.

(5)

Shares beneficially owned by the Charles K. Huebner Trust dated January 16, 2001. Mr. Huebner has the power to direct the affairs of the Charles K. Huebner Trust dated January 16, 2001 as the trustee. The Charles K. Huebner Trust dated January 16, 2001 was a member of P10 Intermediate prior to the P10 Reorganization. Mr. Huebner is a managing partner and co-founder of RCP Advisors.

(6)	Shares beneficially owned by Souder Family LLC. Mr. Souder has the power to direct the affairs of Souder Family LLC as its managing member.

(7)

Shares beneficially owned by the Jon I. Madorsky Revocable Trust dated December 1, 2008. Mr. Madorsky has the power to direct the affairs of the Jon I. Madorsky Revocable Trust dated December 1, 2008 as the trustee. The Jon I. Madorsky Revocable Trust dated December 1, 2008 was a member of P10 Intermediate prior to the P10 Reorganization. Mr. Madorsky is a managing partner of RCP Advisors.

(8)	Mr. McCoy was a member of P10 Intermediate prior to the P10 Reorganization is a managing partner and portfolio manager of RCP Advisors’ co-investment funds.

(9)	Mr. Abell was a member of P10 Intermediate prior to the P10 Reorganization and is a partner of RCP Advisors.

(10)	Mr. Feinglass was a member of P10 Intermediate prior to the P10 Reorganization and is a partner of RCP Advisors.

(11)	Mr. Nelson was a member of P10 Intermediate prior to the P10 Reorganization and is a partner and the chief financial officer of RCP Advisors.

(12)	Ms. Blatherwick was a member of P10 Intermediate prior to the P10 Reorganization and is a partner and the chief compliance officer of RCP Advisors.

(13)	Keystone Capital XXX, LLC was a member of P10 Intermediate prior to the P10 Reorganization. Mr.Gwilliam serves as Managing Partner of Keystone Capital.

(14)

Shares beneficially owned by the David G. Townsend Family 2020 Generation-Skipping Trust. Ms. Townsend has the power to direct the affairs of the David G. Townsend Family 2020 Generation- Skipping Trust as the trustee. The David G. Townsend Family 2020 Generation-Skipping Trust was a member of P10 Intermediate prior to the P10 Reorganization.

(15)

Shares beneficially owned by the Martin Paul Gilmore 2020 Irrevocable Trust dated July 23, 2020. Susan Bradford Gilmore and Rick Wimmer have the power to direct the affairs of the Martin Paul Gilmore 2020 Irrevocable Trust dated July 23, 2020 as the trustees. The Martin Paul Gilmore 2020 Irrevocable Trust dated July 23, 2020 was a member of P10 Intermediate prior to the P10 Reorganization.

(16)	Mr. Westbrook was a member of P10 Intermediate prior to the P10 Reorganization and a founder partner of Five Points.

(17)

Shares beneficially owned by the Martin Paul Gilmore 2020 Irrevocable Trust dated July 23, 2020. Susan Bradford Gilmore and Rick Wimmer have the power to direct the affairs of the Martin Paul Gilmore 2020 Irrevocable Trust dated July 23, 2020 as the trustees. The Martin Paul Gilmore 2020 Irrevocable Trust dated July 23, 2020 was a member of P10 Intermediate prior to the P10 Reorganization.

(18)

Shares beneficially owned by the Christopher N. Jones 2014 Revocable Trust dated March 10, 2014. The Christopher N. Jones 2014 Revocable Trust dated March 10, 2014 was a member of P10 Intermediate prior to the P10 Reorganization.

(19)

Shares beneficially owned by the Jones Family 2020 Descendants’ Trust dated July 31, 2020. Lucinda Kellam Jones has the power to direct the affairs of the Jones Family 2020 Descendants’ Trust dated July 31, 2020 as the trustee. The Jones Family 2020 Descendants’ Trust dated July 31, 2020 was a member of P10 Intermediate prior to the P10 Reorganization.

(20)	Project Star LLC was a member of P10 Intermediate prior to the P10 Reorganization.

(21)	FPC/P10 Investment, LLC was a member of P10 Intermediate prior to the P10 Reorganization.

(22)	MAW Management Co. was a member of P10 Intermediate prior to the P10 Reorganization.

(23)	Shares beneficially owned by TrueBridge Colonial Fund, u/a dated 11/15/2015. Mr. Poston has the power to direct the affairs of TrueBridge Colonial Fund, u/a dated 11/15/2015 as its trustee.

(24)	Shares beneficially owned by the Triangle Community Foundation, which shares were acquired from a charitable donation by TrueBridge Colonial Fund, u/a dated 11/15/2015.

(25)

Shares beneficially owned by the Mel Williams Irrevocable Trust u/a/d August 12, 2015. Alliance Trust Company has the power to direct the affairs of the Mel Williams Irrevocable Trust u/a/d August 12, 2015 as the trustee. The Mel Williams Irrevocable Trust u/a/d August 12, 2015 was a member of P10 Intermediate prior to the P10 Reorganization.

(26)	Truebridge Ascent LLC was a member of P10 Intermediate prior to the P10 Reorganization.

(27)	Mr. Korengold is the president and chief executive officer of Enhanced and was a member of P10 Intermediate prior to the P10 Reorganization.

(28)	Mr. Korengold has the power to direct the affairs of Korengold Family Associates, LLC as its manager. Korengold Family Associates, LLC was a member of P10 Intermediate prior to the P10 Reorganization.

(29)	Mr. Korengold has the power to direct the affairs of MK Note Holdings, LLC as its manager. MK Note Holdings, LLC was a member of P10 Intermediate prior to the P10 Reorganization.

(30)	Mr. Paul has the power to direct the affairs of APMK Holdings, LLC as its member. APMK Holdings, LLC was a member of P10 Intermediate prior to the P10 Reorganization.

(31)	Mr. McCarthy is a managing partner at Enhanced and was a member of P10 Intermediate prior to the P10 Reorganization.

(32)	Mr. Montgomery is a managing partner at Enhanced and was a member of P10 Intermediate prior to the P10 Reorganization.

(33)	Mr. Kasper is an independent advisory consultant at Enhanced and was a member of P10 Intermediate prior to the P10 Reorganization.

(34)

Shares beneficially owned by VCPE III LLC. VCPE III LLC is managed by VCPE Management III, which is managed by Cougar Investment Holdings LLC, its managing member. VCPE III LLC was a member of P10 Intermediate prior to the P10 Reorganization.

(35)	Shares beneficially owned by Chaparral LLC. Chaparral LLC is managed by its sole member, Andrew Paul.Chaparral LLC was a member of P10 Intermediate prior to the P10 Reorganization.

(36)

Shares directly owned by Trident V, L.P. (“Trident V LP”). Stone Point Capital LLC, a Delaware limited liability company, is the manager (the “Manager”) of Trident V LP. Trident Capital V, L.P. is the general partner of Trident V LP. Trident V LP was a member of P10 Intermediate prior to the P10 Reorganization.

(37)

Shares directly owned by Trident V Parallel Fund, L.P. (“Trident V Parallel”). The Manager is the manager of Trident V Parallel. Trident Capital V, L.P. is the general partner of Trident V Parallel. Trident V Parallel was a member of P10 Intermediate prior to the P10 Reorganization.

(38)

Shares directly owned by Trident V Professionals Fund, L.P. (“Trident V Professionals”). The Manager is the manager of Trident V Professionals. Trident Capital V-PF, L.P. is the general partner of Trident V Professionals. Trident V Professionals was a member of P10 Intermediate prior to the P10 Reorganization.

(39)	Mr. Huston is the chief financial officer and chief compliance officer of Enhanced and was a member of P10 Intermediate prior to the P10 Reorganization.

(40)	Mr. Slusar is a managing partner at Enhanced and was a member of P10 Intermediate prior to the P10 Reorganization.

(41)	Mr. Hood is the Investor Relations Director at P10 Holdings.

Exhibit Index, page iii

2.

We note your disclosure in your registration statement that the exclusive forum provision in your amended and restated certificate of incorporation does not apply to actions arising under the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. In this regard, we note that Article XIII of your Form of Amended and Restated Certificate of Incorporation of P10, Inc., filed as Exhibit 3.1 to your registration statement, is silent as to whether the provision applies to actions arising under the Exchange Act.

In response to the Staff’s comment, the Company advises the Staff that the Company will file a revised form of amended and restated certificate to revise Article XIII to clearly state that the exclusive forum provision does not apply to actions arising under the Exchange Act.

***

We believe we have been responsive to the Staff’s comments. Subject to hearing any additional comments from the Staff, the Company anticipates filing an amended Registration Statement as soon as possible as the Company plans to submit an acceleration request on Monday, October 18, 2021, that the effective date of the Registration Statement be accelerated to Wednesday, October 20, 2021. In accordance with the Company’s planned acceleration request, we would appreciate any additional comments at your earliest opportunity. Please direct any questions concerning this letter to the undersigned at (212) 451-2289 or (afinerman@olshanlaw.com).

Sincerely

/s/ Adam W. Finerman
Adam W. Finerman

,